Mail Stop 3561
	February 17, 2006

David F. Dyer
Chief Executive Officer and President
Tommy Hilfiger Corporation
9/F, Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon
Hong Kong

          Re:	Tommy Hilfiger Corporation
	Preliminary Proxy Statement on Schedule 14A
	Filed January 17, 2006
	File No. 1-11226
	Schedule 13D
	Filed January 23, 2006
	File No. 5-44195
	Schedule 13D/A
	Filed February 9, 2006
	File No. 5-44195
	Form 10-K for Fiscal Year Ended March 31, 2005
	Filed November 18, 2005
	File No. 1-11226

Dear Mr. Dyer:

      We have limited our review of your filing to the issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have on our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Preliminary Proxy Statement on Schedule 14A
1. On January 23, 2006, Sowood Capital Management LP filed a
Schedule
13D that indicates the consideration to be given in the proposed transaction undervalues the company and also questions the fairness opinion provided by J.P. Morgan Securities Inc. Please update your disclosure in the proxy statement to address the concerns raised in the Schedule 13D, as amended, and the potential for a solicitation in opposition or explain why this disclosure is not appropriate. See Section G, Question 2 of Regulation M-A in the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 2001 Interim Supplement). We may have further comment upon review of your response.

Summary, page 1

Financing by Parent of Merger and Related Transactions, page 6
2. Please include the financial statements required by Item
14(c)(1)
of Schedule 14A, or advise us whether financing of the transaction is assured. We note that the merger agreement may be terminated if Parent is unable to obtain alternative financing.

Interests of Certain Persons in the Merger, page 7
3. Please clarify here and throughout the proxy statement that certain members of management and the board of directors have interests that "will" present them with actual or potential conflicts of interest.

Background of the Merger, page 19
4. We note that you received "non-conforming bids" from another private equity bidder and an apparel licensing company. We also note that the board rejected the other private equity firm`s conditional
$15.50 per share proposal and determined not to pursue the proposal from the apparel brand licensing company despite the high price range set forth in its indication of interest. Please fully discuss the alternative bids, including the potential benefits and risks of each alternative, and further explain why your board of directors concluded not to pursue a business combination with either of those parties. For example, disclose why the board believed there was "substantial uncertainty" about whether it would ever be able to come to satisfactory agreements with the apparel brand licensing company.
Further, please discuss in greater detail why your board of directors chose to pursue a business combination with Apax over the other alternatives. Also discuss why the board of directors decided to engage in this transaction at this time instead of continuing to review other alternatives.
5. Please update the disclosure in this section regarding the board meeting during the week of February 5, 2006 in which the board of directors reviewed with its financial advisor the Schedule 13D filed by Sowood Capital Management LP and the board reaffirmed that the transaction is fair to and in the best interests of the company and its shareholders, as indicated in the Form 8-K filed on February 9,
2006.
6. We note disclosure indicating that Mr. Hilfiger met individually with Apax several times to discuss his role at the company after the merger. We further note that Mr. Hilfiger has agreed to continue to serve on the board of directors, has entered into a revised employment agreement with an affiliate of Apax Funds that will pay him an annual salary in addition to cash amounts based on worldwide sales and licensing revenue and that he will also be permitted to acquire an equity interest in the surviving company. Please quantify the equity interest that Mr. Hilfiger will be permitted to acquire in the surviving company. We also note Messrs. Gehring and Onnink`s previous interest in acquiring the company, their initial involvement in identifying Apax as an entity with an interest in acquiring the company, the negotiation of employment agreements with Apax and their future equity participation in the company. Please explain why a
Schedule 13E-3 was not filed given the continuing relationship between Messrs. Hilfiger, Gehring and Onnink and the surviving entity. See Example 3, Going Private Rules and Schedule 13E-3 in the
Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 1997).

Opinion of J.P. Morgan Securities Inc.
7. Please provide us with a copy of the board books and any other materials distributed by J.P. Morgan Securities Inc. to assist the board in evaluating the transaction.
8. Please revise your disclosure throughout this section to clearly describe the purpose of each analysis and why particular measures were chosen for analysis. For example, we note that in the comparable publicly traded company analysis, J.P. Morgan Securities
Inc. selected a range of firm value to calendar year 2006 projected
EBITDA multiples of 4.0 - 5.0x and a range of earnings per share to calendar year 2006 projected EPS multiples of 9.0 - 12.5x that it believed reflected an appropriate range of multiples applicable to the company. Please revise to explain why these ranges of multiples were selected in the analysis as opposed to the multiples derived from the comparable publicly traded company analysis. Please revise throughout this section to fully explain the reasons for adjusting the values derived from each of the analyses performed.

Form 10-K for the year ended March 31, 2005
9. Where a comment below requests additional disclosures to be included, please show us in your response what the revised disclosures will look like. Unless otherwise indicated in our comment, these additional disclosures should be included in your future filings.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 23

Results of Operations
10. Please clarify in your disclosure the number of weeks in each fiscal period being presented and the impact of any additional weeks on revenues and expenses.
11. When evaluating the results of operations of retail businesses that operate many similar stores in different markets, the change in comparable or same store sales data between periods generally provides valuable information to investors. Please present the change in comparable or same store data when providing explanation for the variance in net revenues for your retail segment for all periods presented. You should explain how you determine the stores that are included in arriving at your comparable store sales from period to period. If you include stores that have been opened at least 13 months, please explain to us the rationale for this policy.
In addition, tell us and disclose how you handle the increase in square footage of gross store space between new stores and expanded stores in your comparable store sales calculation.
12. Your analysis of changes between periods generally provides several business reasons for the overall change for the periods presented. Please attempt to provide greater details when comparing the results of operations between periods by including the amount of each significant change in line items between periods and relate it to the business reasons for it. In circumstances where there is more than one business reason for the change, please attempt to quantify the incremental impact of each individual business reason discussed.
Refer to Item 303(a)(3) of Regulation S-K.



Liquidity and Capital Resources
13. Please tell us and include in your tabular presentation of contractual cash obligations for all periods presented the amount of cash compensation required to be paid to management in connection with employment and licensing contracts or agreements. Refer to Item
303(a)(5) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies

(k)  Revenue Recognition, page F-11
14. Please disclose the merger of Federated and May Department
Stores
during 2005 and the impact, if any, the merger may have on your results of operations if purchase volumes are negatively affected.

(n)  Advertising Costs, page F-12
15. You disclose that you share advertising costs with third parties, but it is not clear if the advertising costs you disclose for all periods presented exclude vendor allowances, and the amount of vendor allowances received that were netted against gross advertising expenses. If so, please revise your disclosures to include the following additional information with respect to allowances received from vendors:

* the number of vendors and the length of time of the agreements;
* the terms and conditions of the agreements;
* a statement that management would or would not continue to incur the same level of advertising expenditures even if vendors discontinued their support;
* in Management Discussion and Analysis the impact that vendor allowances received have on your results of operations in terms of generating additional revenues; and
* the dollar amount of the excess that you recorded in cost of goods sold.

Refer to EITF 02-16 and paragraph .49 of SOP 93-7. Please show us in your response what your revised disclosures will look like.



* * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.










	Please contact Milwood Hobbs at (202) 551-3241 or Mike Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding accounting comments. Please contact Matthew Benson at
(202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-
3238
with any other questions you may have.


						Sincerely,



								H. Christopher Owings
								Assistant Director



cc:	Michael Gat, Esq.
	Wachtell, Lipton, Rosen & Katz
	Via Fax - (212) 403-2310
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David F. Dyer
Tommy Hilfiger Corporation
February 17, 2006
Page 1